UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BOK Financial Corporation
 (Name of issuer)

Common Stock, $0.00006 par value
(Title of class of securities)

05561Q201
(CUSIP number)

August 2, 2023
 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	Names of reporting persons George Kaiser Family Foundation
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b) [X]
(3)	SEC use only
(4)	Citizenship or place of organization Oklahoma, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,322,809
(6) Shared voting power 0
(7) Sole dispositive power 3,322,809
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,322,809
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.01%
(12)	Type of reporting person (see instructions) CO – not for profit

(1)	Names of reporting persons Frederic Dorwart
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b) [X]
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,000
(6) Shared voting power 3,322,809
(7) Sole dispositive power 6,000
(8) Shared dispositive power 3,322,809
(9)	Aggregate amount beneficially owned by each reporting person 3,328,809
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.02%
(12)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Philip Kaiser
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b) [X]
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,903
(6) Shared voting power 3,322,809
(7) Sole dispositive power 1,903
(8) Shared dispositive power 3,322,809
(9)	Aggregate amount beneficially owned by each reporting person 3,324,712
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.01%
(12)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Phil Lakin, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b) [X]
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,322,809
(7) Sole dispositive power 0
(8) Shared dispositive power 3,322,809
(9)	Aggregate amount beneficially owned by each reporting person 3,322,809
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.01%
(12)	Type of reporting person (see instructions) IN

Item 1 (a).	Name of Issuer: BOK Financial Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, OK 74192

Item 2 (a).          Name of Person Filing:  This schedule 13G with respect to the Common Stock is filed by the George Kaiser Family Foundation (“GKFF”), Mr. Frederic Dorwart, Mr. Philip Kaiser and Mr. Phil Lakin, Jr. The three named individuals are members of the Investment Committee of GKFF (the “Investment Committee Members”) and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by GKFF.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of GKFF is 7030 South Yale Avenue, Suite 600, Tulsa, OK, 74136.

The address of the principal business office of Mr. Dorwart is 124 East Fourth Street, Tulsa, OK, 74103.

The address of the principal business office of Mr. Kaiser is 2718 South Florence Avenue, Tulsa, OK 74114.

The address of the principal business office of Mr. Lakin is 7030 South Yale Avenue, Suite 600, Tulsa, OK, 74136.

Item 2 (c).	Citizenship:GKFF was organized, associated or formed under the laws of the State of Oklahoma. The Investment Committee Members are citizens of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.00006 per share

Item 2 (e).	CUSIP No: 05561Q201

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the Act;
b.	[ ] Bank as defined in Section 3(a)(6) of the Act;
c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.          Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 66,369,208 shares of Common Stock issued and outstanding as of June 30, 2023, as reported in BOK Financial Corporation’s Form 10-Q for the quarter ending June 30, 2023 and filed on August 2, 2023. 3,322,809 shares of BOK Financial Corporation are held directly by GKFF and deemed beneficially owned by the Investment Committee Members. The Investment Committee Members disclaim beneficial ownership of the shares held directly by GKFF. Mr. Dorwart individually indirectly owns 6,000 shares of Common Stock through FDND Oil & Gas, LLC, for which he has sole voting and dispositive power. Mr. Kaiser individually directly owns 1,903 shares of Common Stock, for which he has sole voting and dispositive power.

A.	GKFF

(a)	Amount Beneficially Owned: 3,322,809 shares

(b)	Percent of Class: 5.01%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 3,322,809 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 3,322,809 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

B.	Frederic Dorwart

(a)	Amount Beneficially Owned: 3,328,809 shares

(b)	Percent of Class: 5.02%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 6,000 shares

(ii)	shared power to vote or to direct the vote 3,322,809 shares

(iii)	sole power to dispose or to direct the disposition of 6,000 shares

(iv)	shared power to dispose or to direct the disposition of 3,322,809 shares

C.	Philip Kaiser

(a)	Amount Beneficially Owned: 3,324,712 shares

(b)	Percent of Class: 5.01%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 1,903 shares

(ii)	shared power to vote or to direct the vote 3,322,809 shares

(iii)	sole power to dispose or to direct the disposition of 1,903 shares

(iv)	shared power to dispose or to direct the disposition of 3,322,809 shares

D.	Phil Lakin, Jr.

(a)	Amount Beneficially Owned: 3,322,809 shares

(b)	Percent of Class: 5.01%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote -0- shares

(ii)	shared power to vote or to direct the vote 3,322,809 shares

(iii)	sole power to dispose or to direct the disposition of -0- shares

(iv)	shared power to dispose or to direct the disposition of 3,322,809 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2023

George Kaiser Family Foundation

By:	/s/ Frederic Dorwart
Frederic Dorwart
Power of Attorney

By:	/s/ Frederic Dorwart
Frederic Dorwart, Individually

By:	/s/ Philip Kaiser
Philip Kaiser, Individually

By:	/s/ Phil Lakin, Jr.
Phil Lakin, Jr., Individually

EXHIBIT INDEX

Exhibit A (99.1) - Joint Filing Agreement.